CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY OSI GEOSPATIAL INC. PURSUANT TO 17 C.F.R. 200.83 OF CERTAIN PORTIONS OF THE UNREDACTED VERSION OF THIS LETTER, WHICH HAS BEEN DELIVERED TO THE DIVISION OF CORPORATE FINANCE. THIS IS A REDACTED VERSION OF THE COMPANY’S LETTER WHICH OMITS SUCH CONFIDENTIAL INFORMATION. SUCH OMISSIONS ARE DENOTED BY ASTERISKS.
March 20, 2008
Michael Fay
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated January 9, 2008, regarding
OSI Geospatial Inc.
Form 20-F for the Year Ended November 30, 2006
Form 6-K Filed April 17, 2007
File Number: 000-49944
Dear Mr. Fay:
OSI Geospatial Inc. (the “Company”, “we” or “us”) has requested confidential treatment pursuant to 17 C.F.R. 200.83 (“Rule 83”) of certain portions of this letter, as marked herein. We have submitted a redacted version of this letter on EDGAR and have submitted a copy of the redacted version of this letter with the Securities and Exchange Commission’s Office of Freedom of Information Act Office as required by Rule 83. Any questions related to the Rule 83 confidential treatment request should be directed to:
OSI Geospatial Inc. Suite 300, 340 March Road Ottawa, Ontario Canada K2K 2E4 Attention: John Sentjens, Vice President Finance Tel: +1 613 287 0462 Fax: +1 613 287 0466
This letter responds to the staff’s comments set forth in the January 9, 2008 letter regarding the above-referenced filings. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.
In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.
Note: All financial information is presented in US dollars. Where particular contract and transaction amounts are denominated in another currency, these amounts were translated to US dollars at the rates prevalent on November 30, 2006 as published by the Federal Reserve Bank of New York.
The following table details the exchange rates used in this document.

Rate
United Kingdom Pound to U.S. Dollar	1.9693
Canadian Dollar to U.S. Dollar	0.8762
Our responses are as follows:
SEC Comment No. 1:
On pages 6 and 11 of your response you state that the final installation phase of Project 1 is a separate element not accounted for under the percentage of completion method. Paragraph 7 of SOP 97-2 states that “if an arrangement to deliver software or a software system, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement should be accounted for in conformity with Accounting Research Bulletin (ARB) No. 45, Long-Term Construction-Type Contracts, using the relevant guidance herein, and in SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” While we understand that paragraph 4(iii) and footnote 4 of EITF 00-21 clarifies that the guidance in EITF-21 should be applied to determine if deliverables within the scope of SOP 81-1 can be separated from deliverables that are not, we believe that the installation phase is a contract accounting element that cannot be separated. Paragraph 69 of SOP 97-2 states (underlined for emphasis):
If the software that is included in the arrangement is not considered to be off-the-shelf software, or if significant modifications or additions to the off-the-shelf software are necessary to meet the customer’s functionality, no element of the arrangement would qualify for accounting as a service, and contract accounting should be applied to both the software and service elements of the arrangement.
Please revise your accounting consistent with this comment or explain to us in detail why separate element accounting for the final installation phase is appropriate.

OSI Geospatial Inc.’s Response:
Paragraph .129 of SOP 97-2 notes that Footnote 1 to paragraph 11 of SOP 81-1 excludes service transactions from the scope of the SOP, as follows [emphasis added]:
“This statement is not intended to apply to “service transactions” as defined in the FASB’s October 23, 1978 Invitation to Comment, Accounting for Certain Service Transactions. However, it applies to separate contracts to provide services essential to the construction or production of tangible property, such as design, engineering, procurement and construction management (see par. 13 for examples).
Paragraph 4(a)(iii) and footnote 4 of EITF 00-21 clarify that the guidance in that Issue should be applied to determine if deliverables within the scope of SOP 81-1 can be separated from deliverables that are not. We believe the Task Force’s conclusions in EITF 00-21 about the limited applicability of the scope of SOP 81-1 apply to all arrangements subject to contract accounting, including software arrangements. Therefore, EITF 00-21 requires that any elements within the arrangement that are not within the scope of SOP 81-1, (e.g., PCS, and other services that do not fall under the scope of SOP 81-1 as discussed in paragraph 13 and 14 of SOP 81-1) also must be considered for separation from the element of the arrangement that is subject to contract accounting, regardless that paragraph 69 of SOP 97-2 initially directs these services towards contract accounting under SOP 81-1.

Based on footnote 1 to par. 11 of SOP 81-1, services essential to the functionality to the contract accounting element are within the scope of SOP 81-1. We have concluded that the installation service element is not essential to the functionality of the customized software/hardware (contract accounting element) for reasons described below.

The entire installation of hardware and software on the customer’s vessels was done by an independent third-party subcontractor of a NATO country. The installation involves the physical installation of the system on the customer’s vessels, connecting power, peripheral and sensor cables to the system. The software was installed on the hardware by the Company prior to the shipment of the system to the customer. The installation services do not involve any production, modification, or customization of the software.

The Company assessed and concluded that the installation services under this arrangement were not essential to the functionality of any other element, including the contract accounting element, in the arrangement based upon the following factors as outlined in paragraphs .70 and .71 of SOP 97-2:
•	the installation services can be provided and are available from other vendors. We requested the proposals from three companies. The majority of marine electronics services companies worldwide would have the technical skills to perform the installation of the hardware and the customer itself could have the technical skills to perform the hardware installation. In the past, several of the Company’s customers have installed similar hardware themselves, including the United States Coast Guard, Canadian Navy, Canadian Coast Guard, the Danish Navy and the Danish Home Guard;

•	The system was fully functional prior to installation on the vessels;

•	the installation services do not carry a significant degree of risk to the Company of unsuccessful performance and there are no unique customer acceptance criteria, which supports that the services are routine in nature and perfunctory;

•	the Company and its subcontractor are experienced providers of these installation services and both companies have a history of providing and managing these services to their customer’s satisfaction;

•	although the software was not off-the-shelf software, the installation services did not result in any alterations to the features and functionality of the software;

•	the installation services did not require complex interfaces to be functional in the customer’s environment;

•	The installation provides primarily implementation services with respect to the hardware and embedded software, including set-up and testing the software as provided in the workplan;

•	the timing of payments for the software and other elements in the arrangement does not coincide with performance of the installation services; with the exception of only approximately $600,000; and

•	the fair value of the installation services represented only 2.5% of the overall arrangement fee.
As a result, we concluded that the installation services do not fall within the scope of SOP 81-1, and that the separation evaluation for the installation services is within the scope of EITF 00-21. To account for the installation services as a separate unit of accounting under EITF 00-21 requires that these services have both stand alone value to the customer and objective evidence of fair value. The installation services are provided by third parties and we concluded that they have standalone value from the customized hardware with the embedded software, consistent with the earlier discussion on the application of SOP 97-2 par. 71-.72. We also concluded that these services have stand alone value in relation to the PCS services. The installation service is stated separately in the contract (stated contract price of $601,542) such that the total price of the contract of the arrangement would be expected to vary as the result of the inclusion or exclusion of these services. The Company had objective evidence of fair value of the hardware installation because we received quotes from independent third party installers.

SEC Comment No. 2:
Please provide us a comprehensive analysis fully explaining to us why you believe your installation services are not essential to the functionality of the W-AIS. Refer to paragraphs 68 - 71 of SOP 97-2. As part of your analysis, address each of the factors in paragraphs 70 and 71 of SOP 97-2. For example, identify the payment terms and analyze these terms, and identify any customer acceptance provisions and analyze these provisions.
OSI Geospatial Inc.’s Response:
See response to Comment 1.
SEC Comment No. 3:
Please provide us the actual schedules and analysis you have used to establish VSOE of fair value for the 30 years of PCS. Your response on page 14 is too general to adequately support that you have appropriately established VSOE of fair value for PCS in accordance with paragraph 57 of SOP 97-2. As part of your response, tell us the PCS renewal rate in the contract underlying Project 1 as well as the renewal rates in the two contracts that you have referenced. In addition, for each of the two contracts that you have referenced, tell us (i) the dates they were signed, (ii) the products underlying them, (iii) their total values, (iv) the terms of the initial PCS, and (v) the services included within the PCS.
OSI Geospatial Inc.’s Response:
Paragraph 57 of SOP 97-2 acknowledges the PCS renewal approach as a method of achieving VSOE of PCS. The Company uses this renewal approach to determine the VSOE of fair value for PCS. Under this method, we look to the renewal rate stated in the specific customer contract as the basis for determining VSOE of fair value for the PCS arrangement. Under this approach, we believe that the stated renewal rate must be considered a substantive option. To be considered a substantive renewal option for purposes of applying par. 57 of SOP 97-2, we believe the following characteristics should be present:
1)	The renewal term must be substantive —
Project 1 Option is an option contained in the contract for Project 1 for the customer to purchase PCS of 30 years for additional systems that the customer could acquire in the future. The PCS can be acquired at the time of acquiring a system or subsequent. The Project 1 Option PCS services are the same as Project 1 PCS. While the PCS aggregate period covers 30 years (which is a standard contract term from the government customer from our understanding) the customer has the ability and right to opt-out or cancel the bundled Logical Support (PCS) element of the arrangement for convenience at any time with 12 month’s notice. Payments for PCS are made on a quarterly basis and any PCS cancellation by the customer would occur without penalty, refund, concession or return of the hardware/software by the customer. We believe this renewal structure is in-form and in-substance, equivalent to 30 separate 12 month renewal term options, and therefore the structure does not impact whether VSOE of fair value can be established using the stated renewal approach. As the term of the renewals (29 years) is greater than the initial bundled period of 12 months, we believe the renewal term is considered substantive in this arrangement.

1)	The renewal rate must be substantive and the range of possible renewal rate amounts must be sufficiently narrow —

The renewal rate for Project 1 PCS (referenced by the annualized quarterly fee) is not significantly below our normal PCS pricing practices.

Prior to this contract, we sold PCS on a stand alone basis to two other customers. Information on these two projects is provided below.
Project 2
This contract required the Company to provide to a government agency of a non-NATO allied country PCS on a stand alone basis for hardware and software delivered to this customer one year earlier. The contract has one initial term and one renewal term. The contract contains a termination of convenience clause consistent with contracts of this nature. The initial PCS rate is shown below in a table.
Project 3
This contract required the Company to provide to a government agency of a NATO country PCS on a stand alone basis for hardware and software delivered to this customer one to two years earlier. The contract has one initial term and two renewal terms. The contract contains a termination of convenience clause consistent with contracts of this nature. The initial PCS rate is shown below in a table.

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We also believe that potential increases in renewal rates that are related solely to changes in a CPI-similar measure such as the “Output Price Index maintained by the UK Office of National Statistics”, do not impact our ability to determine whether VSOE of fair value exists on PCS using the stated renewal approach.

2)	The renewal services must be similar -

We believe the services in the renewal periods are the same or similar. The tables below show the key terms of the PCS provided in Project 1 and Project 1 Option.:.

	Project 1	Project 1 Option
Contract Signed	November 28, 2006	November 28, 2006
Under lying products:	W-AIS	W-AIS
Software	(ECPINS 5.2)	(ECPINS 5.2)
Hardware	Rack mount	Rack mount

Term of initial PCS	30 years	30 years
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In summary, we believe that the stated renewal option in this arrangement is a substantive option and therefore can be used as VSOE of fair value for the bundled PCS in this arrangement.
SEC Comment No. 4:
We note the items you are required to provide under the four year support and maintenance program, as discussed in paragraph (b) on page 18 of your response. It appears that these are either (i) a requirement to deliver specified additional software products in the future, as contemplated by paragraph 39 of SOP 97-2, or (ii) an upgrade right for a specified upgrade/enhancement, as contemplated by paragraph 36 of SOP 97-2. Accordingly, please (i) provide us a detailed analysis of whether you consider these items to be a requirement to deliver a specified additional software products, a specified upgrade right, or neither, and (ii) explain to us in detail how your accounting is in compliance with paragraphs 36-38 or 40—41 of SOP 97-2, as applicable.

OSI Geospatial Inc.’s Response:
The Company considers these obligations to be neither a requirement to deliver specified additional software products in the future, nor an upgrade right for a specific upgrade/enhancement as contemplated under paragraphs 36 and 39 of SOP 97-2. Under the terms of the contract, the Company is required to provide two software revisions addressing latent defects during the first four years of PCS, on a when-and-if available basis. These are corrections of errors in the software and do not extend beyond bug fixes to maintain compliance with product specifications. The bug fixes are not provided free of charge and are provided by the Company in exchange for a PCS fee in the arrangement. As the software revisions do not contain Upgrades/Enhancements as defined in the glossary of SOP 97-2, in accordance with the requirements of paragraph 36 of SOP 97-2, this is not considered a specified Upgrade Right and has been included in the PCS element.

Under the terms of the contract, the Company is also obligated to deliver software revisions to allow for moderate advancement of software functionality. The contract terms restrict obligation as it is not to exceed 40 man days of a level 5 engineer. The Company has treated this obligation as a separate element of the arrangement under SOP 97-2 (included within element v) on page 12 of the November 5, 2007 response letter) and VSOE is established from standard level 5 engineer charge rates from historical contracts. As at November 30, 2007, this obligation was not delivered and no revenue was recognized.
SEC Comment No. 5:
Please provide us documentation supporting your statements that you (i) were awarded the contract in April 2006 and (ii) delivered 95% of the value prior to November 28, 2006.
OSI Geospatial Inc.’s Response:
We would like to clarify the Company’s prior response dated November 5, 2007. The Company received the Invitation To Tender (ITT) from the customer on February 6, 2006. The ITT contained a detailed Schedule Of Requirements spelling out the customers requirements for the project.

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In May 2006, although the Company had not entered into a formal contract with the customer, the Company was confident that the contract would ultimately be awarded. For this reason, and due to the customer’s desire to have the product completed and installed as soon as possible, the Company initiated a specific project to design and develop the software to meet the specifications detailed in the ITT’s Schedule of Requirements prior to the formal contract signing. Costs incurred under this project that qualified as pre-contract costs under the guidance in paragraphs .73-.75 of SOP 81-1 were deferred and recorded in prepaid assets as they were determined to be directly associated with the specific anticipated contract and their recovery from that project was deemed probable. When the contract was signed on November 28, 2006, the Company recorded the costs, previously appropriately deferred in anticipation of the contract, within contract costs under the guidance in paragraph .75(e) of SOP 81-1. The inclusion of these costs in contract costs upon signing resulted in a cumulative catch-up in revenue and cost recognition to correspond to the percentage completion of the project upon signing of the contract. See below for a summary of revenue recognized as at November 30, 2007.

With respect to part ii) of your above comment, we made an error in our comment. We intended to state that we recognized approximately 98% of revenue associated with customizing the software under the percentage-of-completion basis of accounting as indicated below in the following confidential portion of this response:

The input hours, derived from our timekeeping system with inputs from our engineers and testing team members, for this project as at November 30, 2006 were:

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The percentage completion was calculated using the dollar estimates above to November 30, 2006 divided by the total project estimate, which equals 98.7%. The 98.7% was applied to the revenue elements of the contract listed in the table below to which SOP 81-1 applies resulting in revenue at year-end being $5,152,683.

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SEC Comment No. 6:
Please provide us a detailed and comprehensive analysis describing the customization of the W-AIS that took place between April 2006 and November 2006 to support your use of contract accounting. As part of your response, (i) identify the number of hours that were spent on Project 1 and provide us underlying supporting schedules, (ii) describe any alterations to the features and functionality of the software, (iii) identify any interface that was developed and describe its complexity, (iii) tell us whether any other vendor could have provided this customization service and provide support for your assertion, and (iv) describe the risk and acceptance criteria that related to these customization services and provide support for your response. Address any other relevant factors in paragraphs 70 and 71 of SOP 97-2.

OSI Geospatial Inc.’s Response:

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They were able to do this assessment based on:
1.	their extensive experience in the naval military and para-military navigation market (several senior members of our engineering team have more than 15 years in this field),

2.	our knowledge of the customer and the application we had developed to that time over many years and through multiple previous projects, and

3.	our knowledge of the customer’s vessel sensor suite gained through the 2004 UK Royal Navy WECDIS project.
The following table was prepared by the Company to determine the level of customization that was done to develop the W-AIS software. At the completion of the W-AIS software development, a 23% change to the source code from the source code at the starting point had occurred.

No other vendor could have provided this customization as the starting point for this development was a version of the Company’s ECPINS navigation product. The Company owns the ECPINS intellectual property.

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The detailed statement of requirements in question is classified government information from the government of a NATO country with respect to work we are performing for a government agency of the NATO country. The government agency has indicated that any loss, misuse, or unauthorized access, disclosure or modification of such classified information could adversely affect the national security of the NATO country. In the United States, this contract and that classified information therein must be safeguarded in accordance with Chapter 10, Section 3, of the U.S. Department of Defense National Industrial Security Program Operating Manual (“NISPOM”), DoD 5220.22-M dated January 1995.

In particular, Section 10-306 of the NISPOM specifically requires the following:
Foreign government material shall be stored and access controlled generally in the same manner as U.S. classified material of an equivalent classification. The procedures shall ensure that the material can be located at all times and access is limited to only those persons who require access for the specific purpose for which the information was provided by the originating government. ...
Although we wish to cooperate with the Commission staff, in regard to this specific request, we believe our prior commitments to the government agency and the clear and compelling language of the NISPOM both indicate we may not do so absent the express permission of the government agency of the NATO country. However, we would be glad to provide the Commission staff with relevant contact information for the cognizant security officer (“CSO”) within the government agency who is responsible for this contract and then the Commission staff may establish a direct government-to-government contact to determine if the government agency would give its permission for our company to share the contract in question. In short, this is not a decision that our company can make unilaterally; the authority for the requested disclosure is properly in the hands of the government agency of the NATO country.
SEC Comment No. 7:
We note from news articles that in 2007 SAAB TransponderTech announced that it will supply W-AIS to you as part of your contract with the UK Royal Navy and that you will be supplying your ECPINS. Please explain to us in detail how you were able to recognize revenue from the supply of W-AIS prior to November 30, 2006 when it appears that the company who is actually supply the W-AIS was not awarded the subcontract until 2007.

OSI Geospatial Inc.’s Response:
These news articles are inaccurate, were not issued or approved by the Company and, to the best of our knowledge, were not issued or approved by SAAB TransponderTech. We do not know the source for these news articles.

SAAB TransponderTech has never supplied W-AIS to us, nor do we have any agreement or understanding for it to do so.

We have, however, purchased a commercial grade IMO compliant AIS transponder with related hardware from Saab TransponderTech. We have attached one of the invoices (Attachment #1) from Saab TransponderTech indicating the part number of the hardware the Company purchased, a page from Saab TransponderTech price list (Attachment #2) describing the product we purchased.
SEC Comment No. 8:
Please tell us the amount of revenue and expense, by element, that you have recognized in your fiscal 2006 financial statements related to Project 2.
OSI Geospatial Inc.’s Response:
The Company’s 2006 financial results included the following revenue and expense, by element for Project 2.

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All deliverables under the contract arrangement were fully delivered in 2006 with the exception of a 10 year warranty obligation that does not contain any PCS services.
SEC Comment No. 9:
You state on page 15 of your response that under Project 2 you are required to supply (i) off the shelf Windows-based COP software and (ii) develop a Linux version of the COP product. Your response is not entirely consistent with your October 10, 2006 press release which states that your subcontract includes (i) a Linux version of your current COP product, (ii) testing, and (iii) support services. Please explain to us this apparent discrepancy.
OSI Geospatial Inc.’s Response:
The customer required immediate delivery of the available Windows-based COP product, which is our core product, for integration into its prototype integrated bridge system. We did not have a Linux version of this product and therefore had to develop it. Development of the new Linux version of the COP product commenced at the time the contract was awarded. The Linux product was required to undergo the Company’s normal quality assurance testing before delivery to the customer and, as part of the delivery process, the Company provided the customer with up to 60 hours of support. This support was intended to assist the Customer in the software installation of the Linux product into the customer’s prototype system and therefore was not considered normal PCS or warranty. The testing and installation services were assessed and determined to be essential to the functionality of the software. As a result, the testing and installation services were included in the percent completion calculation for the second element in accordance with paragraphs 7 and 68-71 of SOP 97-2 and completed prior to November 30, 2006.

VSOE was not established on the COP Windows licenses sold to L3 Communications. Therefore, a reclassification of $398,000 in revenue is required from Q2-2006 to Q3 2006. This change will be reflected in our 2007 Form 20-F Annual Report to be filed before May 31, 2008. The project costs have been properly accounted. See the calculation below:

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SEC Comment No. 10:
Please explain to us why it is appropriate to consider the two versions of your COP-IDS product separate elements, as discussed on page 15 of your response. Paragraph 7 of SOP 97-2 states that “If an arrangement to deliver software or a software system, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement should be accounted for in conformity with Accounting Research Bulletin (ARB) No. 45, “Long-Term Construction-Type Contracts, using the relevant guidance herein, and in SOP 81-1, Accounting for Performance of Construction-Type and Certain production-Type Contracts.” Also refer to an arrangement accounted for under the percentage of completion method of accounting. Consequently, it does not appear appropriate to recognize any revenue upon delivery of the off-the-shelf version of your COP-IDS product.
OSI Geospatial Inc.’s Response:
Please see the response to comment 9. The two versions of the COP-IDS product were fully delivered in 2006.
SEC Comment No. 11:
Please explain to us and in your disclosure why it is impracticable for you to quantify revenue for your principal products as disclosed starting on page 15 of the Form 20-F for 2006. Based on your disclosures, it appears that the revenue from such products may be reported in more than one segment, and that reporting the revenue associated with each product would be useful information.
OSI Geospatial Inc.’s Response:
It is impracticable to provide revenue by the Company’s principal product lines as the Company’s internal financial systems do not track revenue along the

Company’s principal product lines. The Company’s management does not consider monitoring revenue by principal product line useful to its decision making. The Company’s financial and management systems are not capable of tracking costs by product or product line. New systems would need to be installed in order to provide this information.
SEC Comment No. 12:
We note that revenue from non-customized ECPINS software and systems was 22% of total revenue for fiscal 2006. Please (i) describe for us the three largest customer contracts that comprise this amount, (ii) identify the elements that comprise each contract, (iii) quantify the amount of revenue attributable to each element, and (iv) explain to us how you accounted for each element, including the period in which revenue was recognized.
OSI Geospatial Inc.’s Response:
The three largest customer contracts that comprise revenue from non-customized ECPINS software and systems are described below.

Project A

This contract required the Company to deliver to a government agency of a NATO country a software upgrade to ECPINS 5.1 of 52 vessel licenses, 5 shore-based licenses and 160 training licenses.

Project B

This contract required the Company to deliver to a prime defense contractor of a non-NATO allied country two hardware systems and provide technical services — installation and post-installation to validate installation. There is no sale of software. Therefore this sale is within the scope of SAB 104 and EITF 00-21, not SOP 97-2.

The hardware undergoes a factory acceptance test (FAT) before it leaves the Company’s offices. The FAT is a series of quality control test procedures approved by the customer to validate that the equipment is performing to specifications. The Company has sold this hardware to this customer and others many times on a stand-a-lone basis at the same or similar prices.

The installation involves the physical installation of the system on the costumer’s vessels and connecting power, peripheral and sensor cables to the system. The majority of marine electronics services companies worldwide would have the technical skills to perform the installation of the hardware and the customer itself could also have the technical skills to perform the installation.

In order for the hardware to be considered a separate unit of accounting under EITF 00-21, we made the following assessments:

a) the delivered hardware has value to the customer on a standalone basis. The hardware is military specification ruggedized personal computers. It contains two proprietary boards. There are several other vendors who have similar ruggedized personal computers that also meet the military specifications which contain their own proprietary boards that provide the same functionality as ours. As a result, we concluded that because it is sold separately by several other vendors, it has value to the customer on a standalone basis.

b) objective, reliable evidence of the fair value of the installation services comes from providing these services to this customer and others many times using the same or similar rates.

c) there is a warranty on the hardware but the installation services are in the control of the Company.

The following table summarizes the information requested by the Commission.

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We affirm the aforementioned statements.
Thank you for your review of the revised filing. If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 778-373-4614.
Sincerely,
OSI Geospatial Inc.
John Sentjens
Vice President Finance
cc:	Ken Kirkpatrick, President and CEO, OSI Geospatial Inc. Christopher L. Doerksen, Dorsey & Whitney LLP Thomas Marlay, Gowlings Lafleur Henderson LLP Tom Whelan, Ernst & Young LLP

Attachment #1
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Attachment #2
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